

MYRIAD





Annual Report + 2008



2008 Financial Highlights

+ Total Revenues


2008
2007
2006
in millions USD
334

Cash +


2008
2007
2006
420
in millions USD


in millions USD
48
2006
2007
2008

+ Net Profit (Loss)


499
in millions USD
2006
2007
2008

Total Assets +

+ Focus on Fundamentals

At Myriad Genetics, our goal is to provide molecular diagnostics that help people live longer, healthier lives. This approach, adopted from the outset, earned Myriad the status as a pioneer in the field of what has come to be known as molecular diagnostics and later, the right to call itself a global leader. Our therapeutic development efforts have similarly aggressive objectives. We aim to develop drugs that change the course of a disease, that provide a new option for treatment where none had previously existed, or provide optimal therapy for a given individual, where no guidance was available before.

Myriad has grown into a company of some 1,000 employees. We are a team of men and women varied in discipline, education, background, nationality, and job description. The one thing that truly unites us is our passion for applying genetically based technologies to preserve and enhance human life. We believe we have the resources to make major impacts on the diseases on which we focus our efforts, such as cancer and infectious diseases.

We at Myriad are utterly realistic that, in attempting to find solutions to problems that have existed for ages, tremendous promise is shadowed by substantial risk. Nonetheless, that understanding was of little comfort when, after years of extraordinary hard work by Myriad, its investigators and patients, we made a strategic decision in late June to halt our Alzheimer's disease drug development program. For another company, such a profound disappointment might have rendered a crippling blow. For Myriad, it represented an opportunity to reaffirm what makes our company so extraordinary. The answer lies in our ability to execute on three fundamentals: science, operational excellence, and the development of human capital. This focus on the fundamentals will not only usher the Company into a new era of profitability, it provides a foundation for meeting the opportunities and challenges that will surely present themselves in the years ahead. The patients who depend on Myriad's molecular diagnostic products to arm them for battle with a variety of deadly cancers have no choice but to persevere and thrive. The patients who await the promise of novel therapeutics to reach the market do exactly the same. We expect nothing less from ourselves.



Dear Shareholder,

We were all extremely disappointed in the results of the Phase 3 Flurizan study and, as previously announced, we have discontinued all development of the compound. The study set a new standard for design and statistical power in the assessment of potential treatments for patients with Alzheimer's disease. However, the development of drugs for CNS disease in general, and Alzheimer's disease in particular, is well recognized to be among the most difficult challenges enduring in the pharmaceutical industry. With this in mind, the Company has now focused its drug development efforts exclusively on discovering and developing therapies for patients with cancer or infectious diseases, fields in which we have a very strong clinical and preclinical development pipeline of novel drug candidates, including Azixa™, Vivecon™, MPC-2130, MPC-3100, MPI-451936 and MPI-461359.

With change comes great opportunity and we are excited about the future of the Company. By the time you read this report, we will have evolved to become a profitable company. This is truly a very exciting and much anticipated time for us. The remarkable growth of our molecular diagnostics business has driven us in the direction of profitability for some time. Now, with the retirement of our Alzheimer's disease drug development program, we are firmly in profitable territory. We are prepared for the challenges ahead and excited by the future growth and profit potential of our businesses.

Our molecular diagnostic products, BRACAnalysis®, COLARIS®, COLARIS AP®, MELARIS® and TheraGuide™ 5-FU, are now used by more than 20,000 oncologist and Ob/Gyn physicians in the United States in the care of their patients. Broadening our reach to physicians has helped us surpass 250,000 patients tested. The need for these products is clearly great and their use is firmly established in the practice of oncology. Our goal at Myriad is to improve patient healthcare by assessing an individual's risk of disease and by guiding the most appropriate treatment of their disease. We are pleased to report that we are making excellent progress in encouraging women's health providers to locate these high risk patients. We have doubled our sales efforts in this area over the year and our women's health sales force has now reached 100 professionals, in addition to our 150-strong oncology sales force. As evidence of the power of this approach, our revenues per salesperson in the women's health sales area grow faster, on average, than in a comparable oncology area.

Myriad is working diligently to prepare the next generation of predictive medicine and personalized medicine products for market. We were pioneers in the field of molecular diagnostics and are now worldwide leaders. We intend to maintain our leadership position by expanding the utility of our current products and launching exciting new products to become the future drivers of Myriad's success.

Our molecular diagnostics business generated revenues of $222.9 million in fiscal 2008. This represents revenue growth of 53% compared to the fiscal 2007 total of $145.3 million. The business had gross profit margins for the year of 85% and operating profits of $95.2 million, for an operating margin of 43%.

Insurance coverage is excellent for patients with a family history of cancer or early age of onset disease, and there is now broad protection from discrimination by insurers, which was capped this year by the Genetic Information Nondiscrimination Act of 2008 (GINA), signed by President Bush in June 2008. This new federal law makes it illegal for any insurer or employer to deny employment or insurance coverage or raise rates for any individual based on his or her genetic make-up.

We are also excited about the real potential within our drug development business. Our lead product, Azixa, is in Phase 2 trials in patients with primary glioblastoma multiforme brain cancer and in patients with melanoma that has metastasized to the brain. The drug candidate has the ability to cross the blood/brain barrier to reach the site of the disease, with the unique property of achieving concentrations in brain tissue that are appreciably greater than in blood. Vivecon is our investigational drug for the treatment of HIV/AIDS. It is in Phase 2 human clinical testing as a novel viral maturation inhibitor. Viral particles that cannot mature die and are eliminated from the body. Vivecon is also exciting because it has shown that it is effective against every drug-resistant strain of HIV tested. Another promising drug development program is MPC-3100 for solid tumors. MPC-3100 is a synthetic inhibitor of HSP90, with good oral bioavailability and the potential to reduce tumor size, not just slow its growth, as shown in animal models. It has a low toxicity profile and an improved therapeutic window, and represents an innovative approach to cancer treatment. We anticipate starting clinical studies with MPC-3100 in the first half of 2009.

Our products are growing and contributing to the management of an ever increasing number of patients with a risk of hereditary cancers and to ensuring their effective treatments. Our pipeline is full of new opportunities and our people are committed and resourceful. We see a bright future for the Company and its shareholders, and we are glad to have you along for the journey.

Sincerely yours,

John T. Henderson, M.D.
Chairman

Peter D. Meldrum
President and Chief Executive Officer





+ Focus on Operational Excellence

During the year just ended, Myriad's molecular diagnostic business passed a notable milestone: Clinicians have now tested more than 250,000 persons to determine both hereditary risks of certain cancers, along with potential reactions and responses to cancer treatment. It took ten years to reach the first quarter-million milestone. We estimate the next quarter-million milestone will take perhaps half that amount of time, and then doubling again could reach a million total tests in the next decade. How will such productivity be achieved? Two fundamental metrics account for Myriad's ability to achieve remarkable productivity growth, while sustaining an extraordinary 53% compound revenue growth rate, as we did in fiscal 2008. They are 1) continuous increase of throughput to outpace demand, and 2) relentless focus on test quality. Both are critical in determining a positive patient outcome, and each depends on the other for success. Myriad employs a simple, yet effective, model we refer to as an operational excellence triangle. The three angles comprise quality, value, and customer service. Myriad adheres to the 6-Sigma operating protocol to drive two important outcome measures: a goal to return test results to clinicians within the shortest time possible, while keeping rework to the lowest possible levels. We hold the line on costs, and thereby maintain our value proposition to patients through adherence to a *kaizen* or "lean systems" manufacturing model. Laboratory teams operate according to highly precise and strictly controlled protocols. Such protocols drive our ability to produce statistically accurate test results with extraordinary efficiency. Myriad teams work on a three-shift basis, 24 hours a day, 6.5 days a week, analyzing patient samples at a rate of 10 million bases of DNA each day. The final link in the operational triangle extends directly to the clinician via the experts in our Marketing Services Group. This group of professionals, which now stands at more than 300 people, combines field-based account executives supported by a team of internal customer service professionals. We also maintain a group of patient



service specialists who review and resolve issues related to insurance claims and reimbursement.

Currently, more than 20,000 physicians in the United States use Myriad's molecular diagnostic products, BRACAnalysis, COLARIS, COLARIS AP, MELARIS and TheraGuide 5-FU in patient care. To date, we believe we've identified less than 5% of the estimated 600,000 carriers of BRCA1 and BRCA2 in the United States. We have more lives under contract than the two largest national reference laboratories combined. However, that's only the tip of the iceberg. Myriad's goal is to increase those numbers, while ensuring no more than 14 days will elapse from the receipt of a test sample from a physician, to when the final result is back in his or her hands. Currently, over 90% of test results are returned to the ordering physician within the two-week window, and many within a single week. We consider organizational excellence and operational efficiency to be two key elements of our corporate DNA. From insurance authorization, all the way through to reporting results, all Myriad operating systems are designed to be efficient, professional, thorough, and precise.

BRACAnalysis®

A genetic test for hereditary breast and ovarian cancer

COLARIS AP®

A genetic test for adenomatous polyposis syndrome

TheraGuide 5-FU™

A genetic test to predict toxicity to 5-FU /capecitabine - based chemotherapy

MELARIS®

A genetic test for hereditary melanoma

COLARIS®

A genetic test for hereditary nonpolyposis colorectal cancer (HNPCC)



Focus on Science

Myriad has assembled a diverse group of research scientists whose backgrounds include nearly every degree and discipline known in biotechnology. Our scientists work in two distinct teams: one devoted primarily to cancer, the second to the other diseases of interest to the company. Each group searches the human body's raw genetic material, DNA, RNA, micro RNA, and proteins, for hidden information that will be key to helping us deliver the promise of predictive and personalized medicine. On average, Myriad scientists analyze thousands of specimens each day, providing a unique glimpse into a once unfathomable maze of contributing causes of disease.

The ultimate benefit of predictive medicine is in heading off the risk of hereditary cancers. The ultimate advantage of personalized medicine is identifying patients who will benefit most from a particular treatment, and delivering it to them at the right dosage. Early in its history, Myriad's academically modeled research culture was transformed into one focused on asking, principally, how investigative data can be transformed into clinically useful information. Virtually every laboratory activity today explores what is happening to a cell at the molecular level in order to provide products that give insight into disease processes for improved patient care.

Within Myriad's research laboratories, the word "personalized" medicine is very real and very important. Our scientists are working to advance its benefits on a daily basis. One of Myriad's most important diagnostic tests helps protect patients against a side effect of a common cancer drug that is not caused directly by the drug, but by a peculiarity of the patient's specific genetic makeup. Myriad's TheraGuide 5-FU product can identify those patients before they get chemotherapy, and guide clinicians in a direction that can prevent life-threatening toxic reactions.



Focus on Human Capital



A Myriad constant has been an ability to recruit, train, retain and nurture the very best individuals across a spectrum of scientific, managerial, operational and sales/marketing disciplines. What isn't constant about Myriad is the dynamism of our business. In a rapidly changing external environment, each Myriad employee must continually adapt and evolve to keep our Company competitive. One key to understanding the Myriad motivation, is realizing there simply isn't a single dominant company culture. The fact is, there are actually four that correspond to functional areas within the Company: research, production, pharmaceutical, development and administration. Each is distinct and diverse, and each one is dynamic.

The group of Myriad employees that drives our research and development activities is helping to create the diagnostic and therapeutic products of tomorrow. In a commercial production environment, research makes up a smaller relative portion of the total employee population, though a critically important one. This unit might be described as the "United Nations" of Myriad, since it is perhaps the richest in diversity in both ethnicity and nationality.

The second group is made up of the employees of the molecular diagnostic subsidiary, Myriad Genetics Laboratories. During the past decade, this segment has experienced explosive growth. Once a relatively small percentage of the company, MGL now represents some 62 percent of total employees, and accounts for the bulk of revenue and operating profit. This team is organized, characterized and driven by efficiency, quality, and dedication to customer service. These employees are world-class in every respect, operating according to highly automated, precise, operational protocols that are developed in our own facilities, in real time, and which are a model for reference laboratory efficiency.

Myriad's third, distinct cause for motivation lives within our pharmaceutical development subsidiary. These professionals are



responsible for developing new therapeutics and include a wide range of disciplines. There are chemists, biologists, clinical trial designers, regulatory personnel, and others who manage the massive quantity of details, procedures, reports, and paperwork that are a necessary part of every New Drug Application (NDA). They are currently running Phase 2 clinical trials of our lead product, Azixa. A second product under their watch is Vivecon, our investigational drug for the treatment of HIV/AIDS, currently in Phase 2 human clinical testing as a novel viral maturation inhibitor. Myriad Pharmaceutical employees are characterized by an enormous capacity to accept and adapt to change. They represent some of the biotech and pharmaceutical industry's most talented professionals.

Myriad's fourth distinct group is corporate admin, a team that works in administrative, financial, logistical, personnel and infrastructure functions that keep the company moving forward. They are managerial professionals, more inclined to labor with spreadsheets and word processing than with sequencers and specimens. These Myriad employees represent everyone from the corporate officers to directors and managers, and their support staffs. This team is accustomed to operating at a more lean level of staffing in order to run efficiently and maintain a high level of productivity per employee.

Over the years, Myriad's investment in human capital has produced enormous results, both in productivity as well as worldwide recognition and respect. In the coming years, we expect this investment to return handsomely in terms of profit as well. It is an anticipated return on investment that will be gratifying in human and economic terms.



Officers and Directors

John T. Henderson, M.D.	Chairman of the Board President, Futurepharm, LLC
Walter Gilbert, Ph.D.	Vice Chairman of the Board Carl M. Loeb University Research Professor emeritus at Harvard University
Peter D. Meldrum	President, Chief Executive Officer and Director
Robert S. Attiyeh	Director Manager, Beacon Hill Properties, LLC
Gerald P. Belle	Director Former President and Chief Executive Officer, North American Pharmaceuticals, Aventis, Inc.
Dennis H. Langer, M.D., J.D.	Director Managing Partner, Phoenix IP Ventures
Mark H. Skolnick, Ph.D.	Chief Scientific Officer and Director
Linda S. Wilson, Ph.D.	Director President emerita, Radcliffe College
Gregory C. Critchfield, M.D.	President of Myriad Genetic Laboratories, Inc.
Mark C. Capone	Chief Operating Officer, Myriad Genetic Laboratories, Inc.
James S. Evans	Chief Financial Officer
Robert G. Harrison	Chief Information Officer
Adrian N. Hobden, Ph.D.	President of Myriad Pharmaceuticals, Inc.
William A. Hockett III	Executive Vice President, Corporate Communications
Jerry S. Lanchbury, Ph.D.	Executive Vice President, Research
Wayne Laslie	Chief Operating Officer, Myriad Pharmaceuticals, Inc.
Richard M. Marsh	Executive Vice President, General Counsel and Secretary

Myriad Genetics, Inc.
2008 Financial Report

Selected consolidated financial data

The following table sets forth our selected consolidated financial data and has been derived from our audited consolidated financial statements. Consolidated balance sheets as of June 30, 2008 and 2007, as well as consolidated statements of operations for the years ended June 30, 2008, 2007, and 2006 and the reports thereon are included elsewhere in this Annual Report on Form 10-K. The information below should be read in conjunction with our audited consolidated financial statements (and notes thereon) and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in Item 7.

In thousands, except per share amounts — Years ended June 30	2008	2007	2006	2005	2004
Consolidated Statement of Operations Data:					
Molecular diagnostic revenue	$ 222,855	$ 145,285	$ 100,621	$ 71,325	$ 43,294
Pharmaceutical revenue	100,000	–	–	–	–
Research and other revenue	10,774	11,841	13,658	11,081	11,748
Related party research revenue	–	–	–	–	1,606
Total revenues	333,629	157,126	114,279	82,406	56,648
Costs and expenses:					
Molecular diagnostic cost of revenue	32,340	30,813	27,644	20,322	13,751
Research and development expense.	139,715	98,670	82,976	59,243	50,697
Selling, general and administrative expense	123,493	75,370	49,248	43,586	34,835
Total costs and expenses	295,548	204,853	159,868	123,151	99,283
Operating income (loss)	38,081	(47,727)	(45,589)	(40,745)	(42,635)
Other income (expense):					
Interest income	13,709	12,112	7,412	2,798	2,025
Other	(3,337)	653	(12)	(2,031)	(10)
Income (loss) before income taxes	48,453	(34,962)	(38,189)	(39,978)	(40,620)
Income tax provision	608	–	–	–	–
Net Income (loss):	47,845	(34,962)	(38,189)	(39,978)	(40,620)
Basic earnings (loss) per share	$1.08	($0.85)	($1.05)	($1.30)	($1.49)
Diluted earnings (loss) per share	$1.02	($0.85)	($1.05)	($1.30)	($1.49)
Basic weighted average shares outstanding	44,189	41,055	36,278	30,720	27,326
Diluted weighted average shares outstanding	46,704	41,055	36,278	30,720	27,326

As of June 30, In thousands	2008	2007	2006	2005	2004
Consolidated Balance Sheet Data:					
Cash, cash equivalents and marketable investment securities	$ 420,056	$ 308,312	$ 227,744	$ 113,843	$ 141,839
Working capital	394,944	311,558	225,465	112,270	148,586
Total assets	499,342	375,540	276,603	158,958	188,356
Stockholders' equity	425,655	340,363	249,781	135,673	173,276

In thousands, except per share amounts — Quarters ended	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007
Consolidated Statement of Operations Data:				
Molecular diagnostic revenue	$ 64,679	$ 59,023	$ 53,097	$ 46,056
Pharmaceutical revenue	100,000	–	–	–
Research and other revenue	2,177	2,742	3,645	2,210
Total revenue	166,856	61,765	56,742	48,266
Costs and expenses:				
Molecular diagnostic cost of revenue	9,051	8,263	7,690	7,335
Research and development expense	55,224	31,161	27,306	26,025
Selling, general and administrative expense	36,366	30,157	30,482	26,488
Total costs and expenses	100,641	69,581	65,478	59,848
Operating income (loss)	66,215	(7,816)	(8,736)	(11,582)
Other income (expense):				
Interest income	2,935	3,250	3,667	3,857
Other	(3,000)	(65)	2	(274)
Income (loss) before income taxes	66,150	(4,631)	(5,067)	(7,999)
Income tax provision	608	–	–	–
Net income (loss)	$ 65,542	$ (4,631)	$ (5,067)	$ (7,999)
Basic earnings (loss) per share	$1.47	($ 0.10)	($ 0.11)	($ 0.18)
Diluted net earnings (loss) per share	$1.40	($ 0.10)	($ 0.11)	($ 0.18)
Basic weighted average shares outstanding	44,655	44,448	44,094	43,568
Diluted weighted average shares outstanding	46,969	44,448	44,094	43,568

Quarters ended: In thousands, except per share amount	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
Consolidated Statement of Operations Data:				
Molecular diagnostic revenue	$ 42,268	$ 37,991	$ 34,175	$ 30,851
Research revenue	3,210	2,979	2,960	2,692
Total revenue	45,478	40,970	37,135	33,543
Costs and expenses:				
Molecular diagnostic cost of revenue	7,602	7,577	7,529	8,105
Research and development expense	24,771	22,890	24,764	26,245
Selling, general and administrative expense	25,371	19,595	16,211	14,193
Total costs and expenses	57,744	50,062	48,504	48,543
Operating loss	(12,266)	(9,092)	(11,369)	(15,000)
Other income (expense):				
Interest income	3,814	3,123	2,573	2,602
Other	648	32	–	(27)
	4,462	3,155	2,573	2,575
Net loss	($ 7,804)	($ 5,937)	($ 8,796)	($ 12,425)
Basic and diluted net loss per share	($ 0.18)	($ 0.14)	($ 0.22)	($ 0.31)
Basic and diluted weighted average shares outstanding	43,242	41,503	39,808	39,700

Management's discussion and analysis of financial condition and results of operations

Overview

We are a leading healthcare company focused on the development and marketing of novel molecular diagnostic and therapeutic products. We employ a number of proprietary technologies that permit us to understand the genetic basis of human disease and the role that genes and their related proteins play in the onset and progression of disease. We use this information to guide the development of new healthcare products that are designed to treat major diseases and assess a person's risk of disease later in life.

We have devoted substantially all of our resources to our three reportable operating segments: (1) research, which focuses on the discovery of genes related to major common diseases, (2) molecular diagnostics, which focuses on the analysis of genes and their alterations to assess the risk for developing disease later in life (predictive medicine) and to assess the risk of disease progression, disease recurrence, drug toxicity, and drug response (personalized medicine), and (3) drug development, which focuses on the development of therapeutic products for the treatment and prevention of major diseases. See Note 8 "Segment and Related Information" in the notes to our consolidated financial statements for information regarding these operating segments. Until the fiscal year ended June 30, 2008, our revenues have consisted primarily of sales of molecular diagnostic products and research payments. During the year ended June 30, 2008, we reported a net income of $47.8 million. In fiscal 2008, our revenue included $100.0 million in pharmaceutical revenue, consisting of a non-refundable upfront fee received from H. Lundbeck A/S (Lundbeck), in connection with an agreement we entered into with Lundbeck for European commercialization of our former Alzheimer's disease therapeutic candidate, Flurizan. As of June 30, 2008 we had an accumulated deficit of $204.6 million.

We incurred research and development expenses of $139.7 million, $98.7 million, and $83.0 million for the years ended June 30, 2008, 2007, and 2006 respectively. Our research and development expenses include costs incurred for our drug candidates currently in human clinical trials, including Azixa, Vivecon, MPC-2130, and MPC-0920. Currently, the only costs we track by each drug candidate are external costs such as services provided to us by clinical research organizations, manufacturing of drug supply, and other outsourced research. We do not assign to each drug candidate our internal costs such as salaries and benefits, facilities costs, lab supplies and the costs of preclinical research and studies. All research and development costs for our drug candidates are expensed as incurred.

The timing and amount of any future expenses, completion dates, and revenues for our drug candidates is not readily determinable due to the early stage of development of those candidates.

We do not know if we will be successful in developing any of our drug candidates. While expenses associated with the completion of our current clinical programs are expected to be substantial and increase, we believe that accurately projecting total program-specific expenses through commercialization is not possible at this time. The timing and amount of these expenses will depend upon the costs associated with potential future clinical trials of our drug candidates, and the related expansion of our research and development organization, regulatory requirements, advancement of our preclinical programs and product manufacturing costs, many of which cannot be determined with accuracy at this time. We are also unable to predict when, if ever, material net cash inflows will commence from our drug candidates. This is due to the numerous risks and uncertainties associated with the duration and cost of clinical trials, which vary significantly over the life of a project as a result of unanticipated events arising during clinical development, including:

- the scope, rate of progress, and expense of our clinical trials and other research and development activities;
- the length of time required to enroll suitable subjects; the number of subjects that ultimately participate in the trials;
- the efficacy and safety results of our clinical trials and the number of additional required clinical trials;
- the terms and timing of regulatory approvals;
- our ability to market, commercialize, manufacture and supply, and achieve market acceptance for our product candidates that we are developing or may develop in the future; and
- the filing, prosecuting, defending or enforcing any patent claims or other intellectual property rights.

A change in the outcome of any of the foregoing variables in the development of a drug candidate could mean a significant change in the costs and timing associated with the development of that drug candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate to complete clinical development of a drug candidate, or if we experience significant delays in enrollment in any of our clinical trials, we would be required to expend significant additional financial resources and time on the completion of clinical development.

Additionally, we expect to incur substantial sales, marketing and other expenses in connection with building our therapeutic and molecular diagnostic businesses. We expect that earnings will fluctuate from quarter to quarter and that such fluctuations may be substantial.

Critical Accounting Policies

Critical accounting policies are those policies which are both important to the portrayal of a company's financial condition and results and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies are as follows:

- revenue recognition;
- allowance for doubtful accounts; and
- share-based payment expense.

Revenue Recognition. Molecular diagnostic revenue includes revenue from the sale of molecular diagnostic products and related marketing agreements, and is recorded at the invoiced amount net of any discounts or allowances. Molecular diagnostic revenue is recognized upon completion of the test, communication of results, and when collectability is reasonably assured.

Revenue from non-refundable upfront license fees where the Company has continuing involvement is recognized ratably over the development or agreement period or upon termination of a development or license agreement when the Company has no ongoing obligation.

Research revenue includes revenue from research agreements, milestone payments, and technology licensing agreements. In applying the principles of SAB 104 and EITF 00-21 to research and technology license agreements we consider the terms and conditions of each agreement separately to arrive at a proportional performance methodology of recognizing revenue. Such methodologies involve recognizing revenue on a straight-line basis over the term of the agreement, as underlying research costs are incurred, or on the basis of contractually defined output measures such as units delivered. We make adjustments, if necessary, to the estimates used in our calculations as work progresses and we gain experience. The principal costs under these agreements are for personnel expenses to conduct research and development but also include costs for materials and other direct and indirect items necessary to complete the research under these agreements. Actual results may vary from our estimates. Payments received on uncompleted long-term contracts may be greater than or less than incurred costs and estimated earnings and have been recorded as other receivables or deferred revenues in the accompanying consolidated balance sheets. Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations. We recognize revenue from up-front nonrefundable license fees on a straight-line basis over the period of our continued involvement in the research and development project.

Allowance for Doubtful Accounts. The preparation of our financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amount of assets at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Trade accounts receivable are comprised of amounts due from sales of our molecular diagnostic products, which are recorded net of any discounts or contractual allowances. We analyze trade accounts receivable and consider historic experience, customer creditworthiness, facts and circumstances specific to outstanding balances, and payment terms when evaluating the adequacy of the allowance for doubtful accounts.

We periodically evaluate and adjust the allowance for doubtful accounts when trends or significant events indicate that a change in estimate is appropriate. Such changes in estimate could materially affect our results of operations or financial position; however, to date these changes have not been material. It is possible that we may need to adjust our estimates in future periods.

After a review of our allowance for doubtful accounts as of June 30, 2008 and 2007, we have determined that a hypothetical ten percent increase in our allowance for doubtful accounts would result in additional bad debt expense and an increase to our allowance for doubtful accounts of $410,000 and $260,000, respectively.

Share-Based Payment Expense. Financial Accounting Standards Board Statement No. 123R, Share-Based Payment, or SFAS 123R, sets accounting requirements for "share-based" compensation to employees, including employee stock purchase plans, and requires us to recognize in our consolidated statements of operations the grant-date fair value of our stock options and other equity-based compensation. The determination of grant-date fair value is estimated using an option-pricing model, which includes variables such as the expected volatility of our share price, the exercise behavior of our employees, interest rates, and dividend yields. These variables are projected based on our historical data, experience, and other factors. Changes in any of these variables could result in material adjustments to the expense recognized for share-based payments.

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board, or FASB, issued SFAS No. 159, or SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities–Including an amendment of FASB Statement No. 115 or SFAS 159.* SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Our adoption of SFAS 159 on July 1, 2008 is not expected to have a material effect on our consolidated financial position or results of operations.

In September 2006, FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of this standard by us on July 1, 2008 is not expected to have a material effect on our consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, or SFAS 141(R). SFAS 141(R) replaced SFAS No. 141, *Business Combinations*, originally issued in June 2001. SFAS 141(R) retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. Generally, SFAS 141(R) is effective on a prospective basis for all business combinations completed on or after January 1, 2009. We are currently in the process of evaluating the extent of those potential impacts.

In December 2007, the Emerging Issues Task Force, or EITF, issued EITF Issue No. 07-1, *Accounting for Collaborative Arrangements*, or EITF 07-1. EITF 07-1 provides guidance concerning: determining whether an arrangement constitutes a collaborative arrangement within the scope of the Issue; how costs incurred and revenue generated on sales to third parties should be reported in the income statement; how an entity should characterize payments on the income statement; and what participants should disclose in the notes to the financial statements about a collaborative arrangement. The provisions of EITF 07-1 will be adopted in 2009. We are in the process of evaluating the impact of adopting EITF 07-1 on our financial statements.

Results of Operations

Years ended June 30, 2008 and 2007

Molecular diagnostic revenue is comprised primarily of sales of our molecular diagnostic products. Molecular diagnostic revenue for the fiscal year ended June 30, 2008 was $222.9 million compared to $145.3 million for the prior fiscal year, an increase of 53%. This 53% increase in molecular diagnostic revenue is primarily attributable to increased testing volume. Increased sales, marketing, and education efforts resulted in wider acceptance of our products by the medical community and increased testing volumes for the fiscal year ended June 30, 2008. We are currently in the process of expanding our sales force, executing a public awareness marketing campaign, and increasing our market penetration in the Ob/Gyn market. Through these efforts we are attempting to broaden utilization of our products with current physician customers and increase the number of new physician customers prescribing our products. We believe these efforts will allow us to continue to grow molecular diagnostic revenue in future periods; however, there can be no assurance that molecular diagnostic revenue will continue to increase at historical rates.

Pharmaceutical revenue is comprised of co-marketing agreement payments received relating to a therapeutic product. On May 21, 2008, we entered into an agreement with Lundbeck for European commercialization of our former Alzheimer's disease therapeutic candidate, Flurizan. As consideration for entering into the agreement we received a $100 million non-refundable upfront fee which we expected to recognize over 15 years. On June 30, 2008, we announced the results of our U.S. 18-month Phase 3 study of Flurizan in patients with mild Alzheimer's disease. The study did not achieve statistical significance on either of its primary endpoints -- cognition and activities of daily living. As a result we discontinued all ongoing Flurizan clinical studies, including our global Phase 3 trial, and have no further performance obligations under the agreement. The discontinuance of the Flurizan development program and any ongoing development activity related to Flurizan resulted in the recognition of of the full $100.0 million upfront fee as pharmaceutical revenue in fiscal 2008.

Research and other revenue is comprised of research payments received pursuant to collaborative agreements. Research revenue for the fiscal year ended June 30, 2008 was $10.8 million compared to $11.8 million for the prior fiscal year. This 9% decrease in research revenue is primarily attributable to the successful completion of research collaborations during 2008. Research revenue from our research collaboration agreements is recognized using a proportional performance methodology. Consequently, as these programs progress and outputs increase or decrease, revenue may increase or decrease proportionately. In the future we expect to continue to de-emphasize external collaborations.

Molecular diagnostic cost of revenue is comprised primarily of salaries and related personnel costs, laboratory supplies, royalty payments, equipment costs and facilities expense. Molecular diagnostic cost of revenue for the fiscal year ended June 30, 2008 was $32.3 million compared to $30.8 million for the prior fiscal year. This increase of 5% in molecular diagnostic cost of revenue is primarily due to the 53% increase in molecular diagnostic revenues for the fiscal year ended June 30, 2008 compared to the prior fiscal year. Our gross profit margin was 85% for the fiscal year ended June 30, 2008 compared to 79% for the prior fiscal year. This increase in gross profit margins is primarily attributable to technology improvements and efficiency gains in the operation of our molecular diagnostic laboratory. There can be no assurance that molecular diagnostic gross profit margins will continue to increase and we expect that our gross profit margins will fluctuate from quarter to quarter based on the introduction of new products as well as new technologies and operating systems in our molecular diagnostic laboratory.

Research and development expenses are comprised primarily of salaries and related personnel costs, laboratory supplies, equipments cost, facilities expense, and costs associated with our clinical trials. Research and development expenses for the fiscal year ended June 30, 2008 were $139.7 million compared to $98.7 million for the prior fiscal year. This increase of 42% was primarily due to:

- one-time sub-license costs of approximately $20 million being claimed under our license agreement with Encore Pharmaceuticals, Inc. based on license revenue under our Lundbeck co-marketing agreement with Lundbeck;
- increased costs of approximately $10.1 million associated with our pharmaceutical development programs;
- increased costs of approximately $6.0 million associated with our molecular diagnostic research programs; and
- increased SFAS 123R share-based payment expense of approximately $4.9 million.

We expect our research and development expenses will fluxuate over the next several years as we develop additional molecular diagnostic products, conduct additional clinical trials to support the potential commercialization of our product candidates currently in clinical development, including Azixa, Vivecon, and MPC-2130, advance our other product candidates into clinical trials, and expand our research and development activities. In the near term, we expect these expenses to be lower than recent historical levels due to the termination of our Flurizan development program. We also expect to incur some ancillary expenses in connection with the termination of our Flurizan development program which may be significant in amount.

Selling, general and administrative expenses consist primarily of salaries, commissions and related personnel costs for sales, marketing, customer service, billing and collection, executive, legal, finance and accounting, information technology, human resources, and allocated facilities expenses. Selling, general and administrative expenses for the fiscal year ended June 30, 2008 were $123.5 million compared to $75.4 million for the prior fiscal year. This increase of 64% was primarily attributable to:

- increased sales and marketing expense of approximately $18.6 million to support the 53% growth in our molecular diagnostic revenues, which included the expansion of our oncology and Ob/Gyn sales force, as well as commissions, travel, and initiative programs;
- expansion of our commercialization efforts to support the anticipated product launch of Flurizan which resulted in an increase of approximately $8.2 million;
- an increase of $5.7 million in bad debt expense with resulted from growth in our molecular diagnostic sales;
- increased marketing costs of approximately $5.0 million associated with the

launch of our public awareness campaign for our *BRACAnalysis* predictive medicine product;
- general increases in expenses of approximately $4.8 million to support growth in administrative support and facility costs;
- general increases in costs of approximately $3.3 million to support growth in our molecular diagnostic business and therapeutic development efforts; and
- increased SFAS 123R share-based payment expense of approximately $2.5 million.

We expect our selling, general and administrative expenses will continue to fluctuate depending on the number and scope of any new product launches, our efforts in support of our existing molecular diagnostic products, and our drug discovery and drug development efforts.

Interest income for the fiscal year ended June 30, 2008 was $13.7 million, compared to $12.1 million for the prior fiscal year. The increase was due primarily to increases in cash, cash equivalents, and marketable investment securities.

Other income and expense for the fiscal year ended June 30, 2008 decreased $3.9 million from income of $0.6 million for the fiscal year ended June 30, 2007 to $3.3 million expense for the fiscal year ended June 30, 2008. The decrease is primarily attributatable to the write-off of $3 million in our preferred stock investment in Encore Pharmaceuticals as a result of our discontinuation of the Flurizan development program.

Years ended June 30, 2007 and 2006

Molecular diagnostic revenue is comprised primarily of sales of our molecular diagnostic products. Molecular diagnostic revenue for the fiscal year ended June 30, 2007 was $145.3 million compared to $100.6 million for the prior fiscal year, an increase of 44%. Increased sales, marketing, and education efforts resulted in wider acceptance of our products by the medical community and increased testing volumes for the fiscal year ended June 30, 2007.

Research revenue for the fiscal year ended June 30, 2007 was $11.8 million compared to $13.7 million for the prior fiscal year. This 13% decrease in research revenue is primarily attributable to the successful completion of a research collaboration in the prior year. Research revenue from our research collaboration agreements is recognized using a proportional performance methodology. Consequently, as these programs progress and outputs increase or decrease, revenue may increase or decrease proportionately.

Molecular diagnostic cost of revenue for the fiscal year ended June 30, 2007 was $30.8 million compared to $27.6 million for the prior fiscal year. This increase of 11% in molecular diagnostic cost of revenue is primarily due to the 44% increase in molecular diagnostic revenues for the fiscal year ended June 30, 2007 compared to the prior fiscal year. Our gross profit margin was 79% for the fiscal year ended June 30, 2007 compared to 73% for the prior fiscal year. This increase in gross profit margins is primarily attributable to technology improvements and efficiency gains in the operation of our molecular diagnostic laboratory.

Research and development expenses for the fiscal year ended June 30, 2007 were $98.7 million compared to $83.0 million for the prior fiscal year. This increase of 19% was primarily due to increased costs associated with our ongoing clinical trials of Flurizan and Azixa.

Selling, general and administrative expenses for the fiscal year ended June 30, 2007 were $75.4 million compared to $49.2 million for the prior fiscal year. This increase of 53% was primarily attributable to:
- increased sales and marketing commissions, headcount, and related costs to support the 44% growth in our molecular diagnostic business, which resulted in an increase of $9.3 million compared to the prior fiscal year;
- marketing costs associated with the preparation of a direct-to-consumer advertising campaign, which resulted in an increase of $4.3 million compared to the prior fiscal year;
- increased bad debt expense, which resulted in an increase of $3.6 million compared to the prior fiscal year;
- increased share-based payment expense of approximately $2.9 million compared to the prior fiscal year; and
- general increases in costs to support growth in our molecular diagnostic business and therapeutic development efforts, which resulted in an increase of approximately $6.1 million compared to the prior fiscal year.

Liquidity and Capital Resources

Cash, cash equivalents, and marketable investment securities increased $111.7 million, or 36%, from $308.3 million at June 30, 2007 to $420.1 million at June 30, 2008. This increase is primarily attributable to receipt of a $100 million cash payment received from Lundbeck under the co-marketing agreement for Flurizan, cash generated from our molecular diagnostic revenue and, to a lesser extent, research collaboration payments and proceeds from the exercise of stock options, warrants, and sales of our common stock under our Employee Stock Purchase Plan. This increase was partially offset by expenditures for our ongoing clinical trials, internal research and drug development programs, acquisition of capital assets, and other expenditures incurred in the ordinary course of business.

Net cash provided by operating activities was $103.7 million during the fiscal year ended June 30, 2008 compared to $25.9 million used in operating activities during the prior fiscal year. Trade receivables increased $21.1 million between June 30, 2008 and June 30, 2007, primarily due to the 53% increase in molecular diagnostic sales during the same period. Accounts payable increased by $9.1 million and accrued liabilities increased $27.7 million between June 30, 2007 and June 30, 2008, primarily due to amounts owed related to our ongoing clinical trials and a maximum license fee of $20 million that may be payable in connection with our co-marketing agreement with Lundbeck.

Our investing activities used cash of $31.3 million during the fiscal year ended June 30, 2008 compared to $46.7 million used in investing activities during the prior fiscal year. For the fiscal year ended June 30, 2008, purchases of marketable investment securities used cash of $191.7 million, maturities of marketable investment securities provided cash of $174.4 million, and capital expenditures for research equipment used cash of $13.7 million.

Financing activities provided cash of $21.9 million during the fiscal year ended June 30, 2008 and provided cash of $117.4 million in the prior fiscal year. The decrease in cash provided by financing activities is attributed primarily to net proceeds of $105.3 million received in the prior year from an underwritten offering of 3.0 million shares of our common stock pursuant to our outstanding shelf registration statement on Form S-3 (Registration No. 333-123914). As of June 30, 2008, we have approximately $43.4 million of securities available for sale under this shelf registration statement. During the fiscal year ended June 30, 2008, we received $20.7 million from the exercise of stock options and the purchase of our common stock from our Employee Stock Purchase Plan and $1.2 million from the exercise of warrants.

We believe that with our existing capital resources, we will have adequate funds to maintain our current and planned operations for at least the next two years, although no assurance can be given that changes will not occur that would consume available capital resources before such time and we may need or want to raise additional financing within this period of time. Our future capital requirements, cash flows, and results of operations could be affected by and will depend on many factors that are currently unknown to us, including:

- the progress and results of our current Phase 2 clinical trials of Azixa for the treatment of cancer and any additional trials that we may initiate based on the Phase 2 results;
- the progress and results of our Phase 1 clinical trials for Vivecon and MPC-2130 and any future trials that we may initiate based on the Phase 1 results;
- the results of our preclinical studies and testing for our preclinical programs and any decisions to initiate clinical trials if supported by the preclinical results;
- the costs, timing and outcome of regulatory review of Azixa, Vivecon, MPC-2130, MPC-0920, and any preclinical drug candidates that may progress to clinical trials;
- the costs of establishing sales and marketing functions and of establishing or contracting for commercial manufacturing capacities if any of our drug candidates is approved;
- the scope, progress, results and cost of preclinical development, clinical trials and regulatory review of any new drug candidates we may discover or acquire;
- the costs and expenses incurred in supporting our existing molecular diagnostic products;
- the progress, results and cost of developing additional molecular diagnostic products for our molecular diagnostic business;
- the costs, timing and results of launching new molecular diagnostic products;
- the costs, timing and outcome of any regulatory review of our existing or future molecular diagnostic products;
- the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;
- the costs, timing and outcome of any litigation against us associated with any of our current or future products;
- our ability to enter into strategic collaborations, licensing or other arrangements favorable to us; and
- the costs to satisfy our obligations under potential future collaborations.

Off-Balance Sheet Arrangements

None.

Contractual Obligations

The following table represents our consolidated contractual obligations as of June 30, 2008 (in thousands):

	Total	Less than one year	1-3 Years	4-5 Years	More than 5 years
Operating leases	$102,360	$5,655	$15,941	$16,343	$64,421
Purchase obligations	310	310	-	-	-
Contractual services	7,173	6,429	744	-	-
Total	$109,843	$12,394	$16,685	$16,343	$64,421

Contractual services represent financial commitments for drug development and clinical trial activities that can be terminated at our request. The expected timing of payment for the obligations listed above is estimated based on current information. Actual payment timing and amounts may differ depending on the timing of goods or services received or other changes. The table above only includes payment obligations that are fixed or determinable. The table excludes potential milestone payments we may be required to pay under license agreements in the aggregate of up to $23 million based on the progress of our drug candidates currently in development, as the likelihood and timing of these payments are not yet determinable. The table also excludes royalties to third parties based on future sales of any of our product candidates that are approved for sale, as the amounts, timing, and likelihood of any such payments are unknown.

Effects of Inflation

We do not believe that inflation has had a material impact on our business, revenues, or operating results during the periods presented.

Certain Factors That May Affect Future Results of Operations

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This Annual Report on Form 10-K contains such "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those described in the forward-looking statements. These risks include, but are not limited to: the risk that we may be unable to further identify, develop or achieve commercial success for new products and technologies; the risk that we may be unable to discover drugs that are safer and more efficacious than our competitors; the risk we may be unable to develop manufacturing capability for approved products; the risk that sales of our existing molecular diagnostic products may decline or will not continue to increase at historical rates; the risk that we may be unable to develop additional molecular diagnostic products that help assess which patients are subject to greater risk of developing diseases and who would therefore benefit from new preventive therapies; the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully finance and secure regulatory approval of and market our drug candidates; the risk that clinical trials will not be completed on the timelines we have estimated; uncertainties about our ability to obtain new corporate collaborations and acquire new technologies on satisfactory terms, if at all; the development of competing products and services; the risk that we may be unable to protect our proprietary technologies; the risk of patent-infringement claims; risks of new, changing and competitive technologies and regulations in the United States and internationally; and other factors discussed under the heading "Risk Factors" contained in Item 1A of this Annual Report.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this Annual Report or in any document incorporated by reference might not occur. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Quantitative And Qualitative Disclosures About Market Risk

We maintain an investment portfolio in accordance with our written investment policy. The primary objectives of our investment policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. Our investment policy specifies credit quality standards for our investments and limits the amount of credit exposure to any single issue, issuer or type of investment.

Our investments consist of securities of various types and maturities of three years or less, with a maximum average maturity of 12 months. These securities are classified as available-for-sale. Available-for-sale securities are recorded on the balance sheet at fair market value with unrealized gains or losses reported as part of accumulated other comprehensive income/loss. Realized gains and losses on investment security transactions are reported on the specific-identification method. Dividend and interest income are recognized when earned. A decline in the market value of any available-for-sale security below cost that is deemed other than temporary results in a charge to earnings and establishes a new cost basis for the security.

We currently hold $4 million in securities, classified as marketable investment securities, with an auction reset feature ("auction rate securities"). In February 2008, auctions began to fail for these securities and each auction since then has failed. We have determined that any change in fair value to these auction rate securities would not have a material impact upon our financial statements, taken as a whole.

The securities held in our investment portfolio are subject to interest rate risk. Changes in interest rates affect the fair market value of the marketable investment securities. After a review of our marketable securities as of June 30, 2008, we have determined that in the event of a hypothetical ten percent increase in interest rates, the resulting decrease in fair market value of our marketable investment securities would be insignificant to the consolidated financial statements as a whole.

Consolidated Balance Sheets

Assets (In thousands, except per share amounts)	Years ended June 30 2008	2007
Current assets:		
Cash and cash equivalents	$ 237,734	$ 143,432
Marketable investment securities	90,994	70,679
Prepaid expenses	3,143	5,972
Trade accounts receivable, less allowance for doubtfulaccounts of $4,100 in 2008 and $2,600 in 2007	40,663	31,103
Other receivables	4,769	1,348
Total current assets	377,303	252,534
Equipment and leasehold improvements:		
Equipment	63,095	54,868
Leasehold improvements	11,701	9,826
	74,796	64,694
Less accumulated depreciation	44,770	39,806
Net equipment and leasehold improvements	30,026	24,888
Long-term marketable investment securties	91,328	94,201
Other assets	685	3,917
	$ 499,342	$ 375,540

Liabilities and Stockholders' Equity:		
Current liabilities:		
Accounts payable	$ 24,884	$ 15,763
Accrued liabilities	46,770	19,031
Deferred revenue	2,033	383
Total current liabilities	73,687	35,177
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value. Authorized 5,000 shares; issued and outstanding no shares	-	-
Common stock, $0.01 par value. Authorized 60,000 shares; issued and outstanding 44,744 shares in 2008 and 43,440 shares in 2007	447	434
Additional paid-in capital	630,000	592,727
Accumulated other comprehensive loss	(237)	(398)
Accumulated deficit	(204,555)	(252,400)
Total stockholders' equity	425,655	340,363
	$ 499,342	$ 375,540

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

In thousands, except per share amounts — Years ended June 30	2008	2007	2006
Molecular diagnostic revenue	$ 222,855	$ 145,285	$ 100,621
Pharmaceutical revenue	100,000	–	–
Research and other revenue	10,774	11,841	13,658
Total revenue	333,629	157,126	114,279
Costs and expenses:			
Molecular diagnostic cost of revenue	32,340	30,813	27,644
Research and development expense	139,715	98,670	82,976
Selling, general, and administrative expense	123,493	75,370	49,248
Total costs and expenses	295,548	204,853	159,868
Operating income (loss)	38,081	(47,727)	(45,589)
Other income (expense):			
Interest income	13,709	12,112	7,412
Other	(3,337)	653	(12)
Total other income	10,372	12,765	7,400
Income (loss) before taxes	48,453	(34,962)	(38,189)
Income tax provision	608	–	–
Net income (loss)	$ 47,845	$ (34,962)	$ (38,189)
Basic earnings per share	$ 1.08	$ (0.85)	$ (1.05)
Diluted earnings per share	$ 1.02	$ (0.85)	$ (1.05)
Basic weighted average shares outstanding	44,189	41,055	36,278
Diluted weighted average shares outstanding	46,704	41,055	36,278

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

Years ended June 30, In thousands	Common stock Shares	Common stock Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Comprehensive income (loss)	Stockholders' equity
Balances at June 30, 2005	30,862	$ 309	$ 315,147	$ (534)	$ (179,249)		$ 135,673
Issuance of common stock for cash upon exercise of options and employee stock purchase plan	771	8	10,174	–	–	–	10,182
Issuance of common stock for cash, net of offering costs of $251	8,050	80	139,658	–	–	–	139,738
Share-based payment expense	–	–	2,589	–	–	–	2,589
Net loss	–	–	–	–	(38,189)	(38,189)	(38,189)
Unrealized losses on marketable investment securities:							
Unrealized holding losses arising during period	–	–	–	–	–	(212)	–
Other comprehensive (loss)	–	–	–	(212)	–	(212)	(212)
Comprehensive loss						$ (38,401)	
Balances at June 30, 2006	39,683	397	467,568	(746)	(217,438)		249,781
Issuance of common stock for cash upon exercise of options and employee stock purchase plan	757	7	12,164	–	–	–	12,171
Issuance of common stock for cash, net of offering costs of $170	3,000	30	105,250	–	–	–	105,280
Share-based payment expense	–	–	7,745	–	–	–	7,745
Net loss	–	–	–	–	(34,962)	(34,962)	(34,962)
Unrealized gains on marketable investment securities:							
Unrealized holding gains arising during period	–	–	–	–	–	348	–
Other comprehensive income	–	–	–	348	–	348	348
Comprehensive loss						$ (34,614)	
Balances at June 30, 2007	43,440	434	592,727	(398)	(252,400)		340,363
Issuance of common stock for cash upon exercise of options and employee stock purchase plan	1,274	13	20,658	–	–	–	20,671
Issuance of common stock for cash upon exercise of warrants	30	–	1,200	–	–	–	1,200
Share-based payment expense	–	–	15,415	–	–	–	15,415
Net income	–	–	–	–	47,845	47,845	47,845
Unrealized gains on marketable investment securities:							
Unrealized holding gains arising during period	–	–	–	–	–	161	–
Other comprehensive income	–	–	–	161	–	161	161
Comprehensive income						48,006	
Balances at June 30, 2008	44,744	447	630,000	(237)	(204,555)		425,655

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

In thousands Years ended June 30	2008	2007	2006
Cash flows from operating activities:			
Net income (loss)	$ 47,845	$ (34,962)	$ (38,189)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	8,781	7,544	6,855
Loss (gain) on disposition of assets	337	(653)	12
Share-based compensation expense	15,415	7,745	2,589
Bad debt expense	11,500	5,650	2,114
Loss on cost-basis investment	3,000	–	-
Changes in operating assets and liabilities:			
Prepaid expenses	2,829	(3,646)	1,005
Trade accounts receivable	(21,060)	(15,933)	(5,698)
Other receivables	(3,421)	49	(252)
Accounts payable	9,121	3,959	(93)
Accrued liabilities	27,739	4,130	3,856
Deferred revenue	1,650	266	(226)
Net cash provided by (used in) operating activities	103,736	(25,851)	(28,027)
Cash flows from investing activities:			
Capital expenditures for equipment and leasehold improvements	(13,675)	(11,400)	(7,680)
Increase (decrease) in other assets	(349)	20	(100)
Purchases of marketable investment securities	(191,701)	(197,841)	(165,519)
Proceeds from maturities of marketable investment securities	174,420	162,480	100,470
Net cash used in investing activities	(31,305)	(46,741)	(72,829)
Cash flows from financing activities:			
Net proceeds from public offering of common stock	–	105,280	139,738
Net proceeds from common stock issued under share-based compensation plans	20,671	12,171	10,182
Net proceeds from warrants	1,200	–	–
Net cash provided by financing activities	21,871	117,451	149,920
Net increase in cash and cash equivalents	94,302	44,859	49,064
Cash and cash equivalents at beginning of year	143,432	98,573	49,509
Cash and cash equivalents at end of year	$ 237,734	$ 143,432	$ 98,573
Supplemental disclosures of noncash investing and financing activities:			
Fair value adjustment on marketable investment securities charged to stockholders' equity	$ 161	$ 348	$ (212)

See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Business Description

Myriad Genetics, Inc. and subsidiaries (collectively, the Company) is a leading biotechnology company focused on the development and marketing of novel therapeutic and molecular diagnostic products. The Company employs a number of proprietary technologies that permit it to understand the genetic basis of human disease and the role that genes and their related proteins play in the onset and progression of disease. The Company uses this information to guide the development of new healthcare products that will treat major diseases and assess a person's risk of disease later in life. The Company's operations are located in Salt Lake City, Utah.

(b) Principles of Consolidation

The consolidated financial statements presented herein include the accounts of Myriad Genetics, Inc. and its wholly owned subsidiaries, Myriad Genetic Laboratories, Inc., and Myriad Pharmaceuticals, Inc. All intercompany amounts have been eliminated in consolidation.

(c) Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, or SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company's adoption of SFAS 159 on July 1, 2008 is not expected to have a material effect on its consolidated financial position or results of operations.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of this standard by us on July 1, 2008 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. (SFAS 141(R) replaced SFAS No. 141, Business Combinations, originally issued in June 2001.) SFAS 141(R) retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. Generally, SFAS 141(R) is effective on a prospective basis for all business combinations completed on or after January 1, 2009. We are currently in the process of evaluating the extent of those potential impacts.

In December 2007, the Emerging Issues Task Force (EITF) issued EITF Issue No. 07-1, Accounting for Collaborative Arrangements. EITF 07-1 provides guidance concerning: determining whether an arrangement constitutes a collaborative arrangement within the scope of the Issue; how costs incurred and revenue generated on sales to third parties should be reported in the income statement; how an entity should characterize payments on the income statement; and what participants should disclose in the notes to the financial statements about a collaborative arrangement. The provisions of EITF 07-1 will be adopted in 2009. We are in the process of evaluating the impact of adopting EITF 07-1 on our financial statements.

(d) Cash Equivalents

Cash equivalents of $205.7 million and $124.8 million at June 30, 2008 and 2007, respectively, consist of highly liquid debt instruments with maturities at date of purchase of 90 days or less. As of June 30, 2008 and 2007, the carrying value of cash equivalents approximates fair value

(e) Marketable Investment Securities

The Company has classified its marketable investment securities as available-for-sale. These securities are carried at estimated fair value with unrealized holding gains and losses, net of the related tax effect, included in accumulated other comprehensive income (loss) in stockholders' equity until realized. Gains and losses on investment security transactions are reported on the specific-identification method. Dividend and interest income are recognized when earned.

A decline in the market value of any available-for-sale security below cost that is deemed other than temporary results in a charge to earnings and establishes a new cost basis for the security. Losses are charged against "Other income" when a decline in fair value is determined to be other-than-temporary. In accordance with EITF 03-1, and FAS 155-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," we review several factors to determine whether a loss is other-than-temporary. These factors include but are not limited to: (i) the extent to which the fair value is less than cost and the cause for the fair value decline, (ii) the financial condition and near term prospects of the issuer, (iii) the length of time a security is in an unrealized loss position and (iv) our ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. The Company recognized no other than temporary impairments for the years ended June 30, 2008, 2007, and 2006. Available-for-sale investment securities with remaining maturities of greater than one year are classified as long-term.

(f) Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are comprised of amounts due from sales of the Company's molecular diagnostic products and are recorded at the invoiced amount, net of discounts and allowances. The allowance for doubtful accounts is based on the Company's best estimate of the amount of probable losses in the Company's existing accounts receivable, which is based on historical write-off experience, customer creditworthiness, facts and circumstances specific to outstanding balances, and payment terms. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(g) Other Receivables

Other receivables are comprised of amounts due from stock option exercises, licences receivables and amounts due from the Company's European partner, H. Lundbeck A/S ("Lundbeck"), for certain shared development costs of Flurizan. As of June 30, 2008, the Company has recorded approximately $3.7 million in other receivables from Lundbeck.

(h) Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed using the straight-line method based on the lesser of estimated useful lives of the related assets or lease terms. Equipment items have depreciable lives of five years. Leasehold improvements are depreciated over the shorter of the estimated useful lives or the associated lease terms, which range from three to fifteen years. For the years ended June 30, 2008, 2007, and 2006, the Company incurred depreciation expense of $8.2 million, $7.0 million, and $6.3 million, respectively.

(i) Impairment of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairments of long-lived assets were recorded for the years ended June 30, 2008, 2007, and 2006.

(j) Other Assets

Other assets are comprised of purchased intellectual property, an investment in a privately held pharmaceutical company, and a purchased library of chemical compounds. The private pharmaceutical company investment is accounted for under the cost method. Management reviews the valuation of these investments for possible impairment as changes in facts and circumstances indicate that impairment should be assessed.

The amount recognized by the Company upon the ultimate liquidation of investments may vary significantly from the estimated fair value at June 30, 2008. The library of chemical compounds and related purchased intellectual property are being amortized ratably over the expected useful life of two to five years.

At June 30, 2008, the Company wrote-off its cost basis investment in the privately held pharmaceutical company, which resulted in a $3.0 million expense recorded in other expense in the accompanying consolidated statements of operations.

(k) Revenue Recognition

The Company applies the provisions of SEC Staff Accounting Bulletin No. 104, Revenue Recognition, or SAB 104, as well as EITF 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21, to all of its revenue transactions.

Molecular diagnostic revenues include revenues from the sale of molecular diagnostic products and related marketing agreements, and are recorded at the invoiced amount net of any discounts or contractual allowances. Molecular diagnostic revenue is recognized upon completion of the test, communication of results to the patient, and when collectability is reasonably assured.

Revenue from non-refundable upfront license fees where the Company has continuing involvement is recognized ratably over the development or agreement period or upon termination of a development or license agreement when the Company has no ongoing obligation

Research revenue includes revenue from research agreements, milestone payments, and technology licensing agreements. In applying the principles of SAB 104 and EIFT 00-21 to research and technology license agreements we consider the terms and conditions of each agreement separately to arrive at a proportional performance methodology of recognizing revenue. Such methodologies involve recognizing revenue on a straight-line basis over the term of the agreement, as underlying research costs are incurred, or on the basis of contractually defined output measures such as units delivered. We make adjustments, if necessary, to the estimates used in our calculations as work progresses and we gain experience. The principal costs under these agreements are for personnel expenses to conduct research and development but also include costs for materials and other direct and indirect items necessary to complete the research under these agreements. Actual results may vary from our estimates. Payments received on uncompleted long-term contracts may be greater than or less than incurred costs and estimated earnings and have been recorded as other receivables or deferred revenues in the accompanying consolidated balance sheets. Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations. We recognize revenue from up-front nonrefundable license fees on a straight-line basis over the period of our continued involvement in the research and development project.

(l) Income Taxes

The Company recognizes income taxes under the asset and liability method in accordance with SFAS No. 109, Accounting for Income Taxes ("SFAS 109"). This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The provision for income taxes, including the effective tax rate and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and any estimated valuation allowances deemed necessary to value deferred tax assets. The Company's judgment and tax strategies are subject to audit by various taxing authorities. While the Company believes it has provided adequately for its income tax liabilities in the consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on the consolidated financial condition, results of operations or cash flows.

(m) Earnings (Loss) Per Share

Basic earnings (loss) per share (EPS) is computed based on the weighted-average number of shares of our Common Stock outstanding. Diluted EPS is computed based on the weighted-average number of shares of our Common Stock including common stock equivalents. Potentially dilutive common shares consisting of stock options and warrants were not included in the diluted loss per share attributable to common stockholders for the years ended June 30, 2007, and 2006 because the inclusion of such shares would have had an antidilutive effect.

		2008	2007	2006
Numerator:	Net income (loss)	$ 47,845	$ (34,962)	$ (38,189)
Demoninator:	Weighted-average shares outstanding used to compute basic EPS	44,189	41,055	36,278
	Effect of dilutive stock options	2,515	–	–
	Weighted-average shares outstanding and dilutive securities used to compute diluted EPS	46,704	41,055	36,278

For the years ended June 30, 2008, 2007, and 2006, there were outstanding potential common shares of 2,603,051, 8,491,862, and 8,044,582, respectively, that were excluded from the computation of diluted EPS because the effect would have been anti-dilutive. These potential dilutive common shares may be dilutive to future diluted earnings per share.

(n) Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles requires Company management to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of fixed assets, valuation allowances for receivables and deferred income tax assets, certain accrued liabilities, share-based compensation, and the valuation of investments in privately held companies. Actual results could differ from those estimates.

(o) Reclassifications

Certain prior period amounts have been reclassified to conform to current period presentation. Approximately $2,038,000 and $781,000 of research and development expense was reclassified to sales, general, and administrative expense for the years ended June 30, 2007 and 2006, respectively, to more accurately reflect the nature of the underlying expenses.

(p) Fair Value Disclosure
At June 30, 2008 and 2007, the consolidated financial statements' carrying amount of the Company's financial instruments approximates fair value.

(2) Marketable Investment Securities
The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value for available-for-sale securities by major security type and class of security at June 30, 2008 and 2007 were as follows (in thousands):

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Estimated fair value
At June 30, 2008: Available-for-sale:				
Corporate bonds and notes	$ 134,186	606	$ (867)	$ 133,925
Federal agency issues	21,186	116	(6)	21,296
Tax auction securities	4,000	-	(210)	3,790
Euro dollar bonds	23,189	134	(12)	23,311
	$ 182,561	856	$ (1,095)	$ 182,322

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Estimated fair value
At June 30, 2007: Available-for-sale:				
Corporate bonds and notes	$ 80,302	$ 13	$ (289)	$ 80,017
Certificate of deposit	7,002	–	(3)	6,999
Federal agency issues	24,198	–	(66)	24,132
Tax auction securities	35,550	–	-	35,550
Euro dollar bonds	18,226	–	(44)	18,182
	$ 165,278	$ 13	$ (411)	$ 164,880

Maturities of debt securities classified as available-for-sale are as follows at June 30, 2008 (in thousands):

	Amortized cost	Estimated fair value
Available-for-sale:		
Due within one year	$ 91,324	$ 90,994
Due after one year through three years	91,237	91,328
	$ 182,561	$182,322

All securities in an unrealized loss position as of June 30, 2008 are debt securities. Debt securities in an unrealized loss position as of June 30, 2008 were not impaired at acquisition and the declines in fair value are primarily due to interest rate fluctuations and unrealized temporary losses related to certain marketable investment securities, with an auction reset feature (auction rate securities). Management believes that the declines in fair value are not other-than-temporary and that the Company has the ability and intent to hold these investments until a recovery of fair value. Debt securities available for sale in an unrealized loss position as of June 30, 2008 and 2007 are summarized as follows (in thousands):

At June 30, 2008:	Less than 12 months Fair value	Unrealized losses	More than 12 months Fair value	Unrealized losses	Total Fair value	Unrealized losses
Debt securities:						
Corporate bonds and notes	$ 27,264	$ (549)	$ 34,147	$ (318)	$ 61,411	(867)
Federal agency issues	–	–	4,980	(6)	4,980	(6)
Euro dollar bonds	2,007	$ (12)	–	–	2,007	(12)
Auction Rate Securities	–	–	1,890	(210)	1,890	(210)
	$ 29,271	$ (561)	$ 41,017	$ (534)	$ 70,288	(1,095)

	Less than 12 months Fair value	Unrealized losses	More than 12 months Fair value	Unrealized losses	Total Fair value	Unrealized losses
At June 30, 2007:						
Debt securities:						
Corporate bonds and notes	$ 36,177	$ (62)	$ 43,840	$ (236)	$ 80,017	$ (298)
Certificates of deposit	6,999	(3)	–	–	6,999	(3)
Federal agency issues	17,940	(59)	3,192	(7)	21,132	(66)
Euro dollar bonds	3,468	(7)	14,714	(37)	18,182	(44)
	$ 64,584	$ (131)	$ 61,746	$ (280)	$ 126,330	$ (411)

(3) Leases

The Company leases office and laboratory space under four non-cancelable operating leases, with terms that expire between 2017 and 2025. The Company also leases information technology equipment under two non-cancelable operating leases, with terms that expire between 2008 and 2009. Future minimum lease payments under these leases as of June 30, 2008 are as follows (in thousands):

Fiscal year ending:	
2009	$ 5,655
2010	7,532
2011	8,409
2012	8,150
2013	8,192
Thereafter	64,421
	$ 102,359

Rental expense was $5.2 million in 2008, $4.2 million in 2007, and $3.2 million in 2006

(4) Share-Based Compensation

The Company accounts for "share-based" compensation under the provisions of FAS No. 123(R), "Share-Based Payment" (FAS 123R),. Statement 123R sets accounting requirements for share-based compensation to employees, including employee stock purchase plans, and requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation.

In 2003 the Company adopted the 2003 Employee, Director and Consultant Stock Option Plan (the 2003 Plan) under which 6.9 million shares of common stock have been reserved for issuance upon the exercise of options that the Company grants from time to time. Additional shares represented by options previously granted under the Company's 2002 Amended and Restated Employee, Director and Consultant Stock Option Plan (the 2002 Plan) which are canceled or expire after the date of stockholder approval of the 2003 Plan without delivery of shares of stock by the Company and any shares which have been reserved but not granted under the 2002 Plan as of the date of stockholder approval of the 2003 Plan were available for grant under the 2003 Plan.

The exercise price of options granted in 2008, 2007, and 2006 was equivalent to the fair market value of the stock at the date of grant. The number of shares, terms, and vesting period are determined by the board of directors on an option-by-option basis. Options generally vest ratably over service periods of four years and expire ten years from the date of grant. As of June 30, 2008, 921,074 shares are available for future grant under the 2003 Plan.

The Company's share-based payment plans are accounted for under Statement 123R. The fair value of each option grant is estimated on the date of the grant using the Black Scholes option-pricing model with the following weighted-average assumptions used for grants for the fiscal year ended June 30:

	2008	2007	2006
Risk-free interest rate	3.4%	4.6%	4.3%
Expected dividend yield	0%	0%	0%
Expected lives (in years)	4.9 - 5.7	4.8 - 6.0	4.4 - 5.0
Expected volatility	45%	56%	63%

Expected option lives and volatilities are based on historical data of the Company and other factors.
A summary of activity is as follows:

	2008		2007		2006	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding at beginning of year	8,461,862	$ 27.19	$ 8,014,582	$ 25.92	7,364,358	$ 25.70
Options granted	1,903,275	43.90	1,337,910	30.02	1,421,905	22.23
Less:						
Options exercised	(1,215,457)	15.29	(670,559)	15.01	(648,438)	12.83
Options canceled or expired	(296,645)	37.22	(220,071)	35.34	(123,243)	38.69
Options outstanding atend of year	8,853,035	32.08	8,461,862	27.19	8,014,582	25.92
Options exercisable at end of year	5,628,335	29.61	6,227,634	27.34	6,625,482	26.70
Options vested and expected to vest	8,241,575	31.84	8,053,533	27.56	7,836,244	26.00
Weighted average fair value of options granted during the year		19.82		16.23		12.27

The following table summarizes information about stock options outstanding at June 30, 2008:

Range of exercise prices	**Options outstanding Number outstanding at June 30, 2008**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price**	**Options exercisable Number exercisable at June 30, 2008**	**Weighted average exercise price**
$ 4.69 - 20.56	2,427,670	5.35	$ 15.34	2,147,267	$ 14.67
20.64 - 25.57	2,482,443	5.93	24.13	1,821,696	23.84
25.88 - 46.55	2,220,248	7.90	37.03	678,148	36.67
46.62 - 93.81	1,722,674	5.51	60.74	981,224	68.16
	8,853,035	6.18	32.08	5,628,335	29.61

Share-based compensation expense recognized under FAS 123R included in the consolidated statement of operations for the fiscal years ended June 30, 2008, 2007 and 2006 was as follows (in thousands, except per share data):

	2008	2007	2006
Cost of Revenue	$ 560	$ 297	$ 118
Research and Development	8,064	3,161	1,091
Selling, general, and administrative	6,791	4,287	1,380
Total employee stock-based compensation expense	$ 15,415	$ 7,745	$ 2,589
Effect on earnings (loss) per share:			
Basic	$ 0.35	$ 0.19	$ 0.07
Diluted	$ 0.33	$ 0.19	$ 0.07

As of June 30, 2008, there was approximately $40.4 million of total unrecognized share-based compensation cost related to share-based compensation granted under our plans that will be recognized over a weighted-average period of 2.7 years. The total intrinsic value of options exercised during the fiscal years ended June 30, 2008, 2007 and 2006 was approximately $37.5 million, $13.4 million and $5.3 million, respectively. The aggregate intrinsic value of fully vested options and options expected to vest as of June 30, 2008 was approximately $138.4 million.

The Company also has an Employee Stock Purchase Plan (the Plan) which was adopted and approved by the board of directors and stockholders in December 1994, under which a maximum of 1,000,000 shares of common stock may be purchased by eligible employees. At June 30, 2008, 671,613 shares of common stock had been purchased under the Plan. For the years ended June 30, 2008, 2007, and 2006, shares purchased under the Plan were 58,517, 87,168, and 122,109, respectively. Expenses associated with the Plan were approximately $605,000, $711,000, and $628,000, for the years ended June 30, 2008, 2007, and 2006, respectively. The fair value of shares issued under the Plan was calculated using the Black Scholes option-pricing model with the following weighted-average assumptions for the fiscal years ended June 30:

	2008	2007	2006
Risk-free interest rate	3.3%	4.7%	4.7%
Expected dividend yield	0%	0%	0%
Expected lives (in years)	0.5	0.5	0.5
Expected volatility	34%	42%	42%

During 2008, 30,000 warrants previously granted to placement agents were exercised at a price of $40.00 per share for total consideration of $1,200,000.

(5) Income Taxes

The Company recorded income tax expense of $608,000 in 2008 and recorded no income tax expense in 2007. The difference between the expected tax expense or benefit for the periods presented and the actual tax expense is primarily attributable to a corresponding decrease in 2008 and increase in 2007, respectively, of the amount of Company's valuation allowance.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2008 and 2007 are presented below (in thousands):

	2008	2007
Deferred tax assets:		
Net operating loss carryforwards	$114,959	$ 125,991
Property, plant and equipment	2,300	404
Accued vacation	1,306	1,052
Allowance for doubtful accounts	1,529	970
Stock compensation expense	2,392	1,520
Write-down of investment	2,014	895
Research and development credits	27,187	24,376
Alternative minimum tax credit	608	-
Other	1,127	323
Total gross deferred tax assets	153,422	155,531
Less valuation allowance	(153,422)	(155,531)
Net deferred tax assets	$ 0	$ 0

The net change in the total valuation allowance was a decrease of $2.1 million for the year ended June 30, 2008 and an increase of $22.4 million for the year ended June 30, 2007. Approximately $53.6 million of gross deferred tax assets at June 30, 2008, if recognizable in future years, will be recognized as additional paid-in capital, and the remainder will be allocated as an income tax benefit to be reported in the consolidated statement of operations.

At June 30, 2008, the Company had total federal, alternative minimum tax and state tax net operating loss carryforwards of approximately $308.2 million. If not utilized, these operating loss carryforwards expire beginning in 2012 through 2028. The Company had approximately $27.2 million of research and development tax credits, which can be carried forward to reduce federal and state income taxes. If not utilized, the research and development tax credit carryforwards expire beginning in 2009 through 2028.

Under the rules of the Tax Reform Act of 1986, the Company has undergone changes of ownership, and consequently, the availability of the Company's net operating loss and research and development credit carryforwards in any one year are limited. The maximum amount of carryforwards available in a given year is limited to the product of the Company's value on the date of ownership change and the federal long-term tax-exempt rate, plus any limited carryforward not utilized in prior years. Utilization of the Company's net operating loss and credit carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitation could result in the expiration of the net operating loss and credits before utilization. Utilization of the Company's net operating loss carryforward against net income for the year ended June 30, 2008 is not limited.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the impact of a tax position be recognized in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company adopted the provisions of FIN 48 on July 1, 2007. As a result, the Company recorded no unrecognized tax benefits.

The Company recorded no additional unrecognized tax benefits in the year ended June 30, 2008. The Company does not anticipate a material change to the total amount of unrecognized tax benefits within the next twelve months.

Interest and penalties related to income tax liabilities are included in Other Expense. As a result of the implementation of FIN 48, the Company recorded no cumulative effect adjustment to retained earnings for accrued interest and penalties on unrecognized tax benefits. During the year ended June 30, 2008, the Company recorded no additional interest and penalties on unrecognized tax benefits.

The Company files U.S. and state income tax returns in jurisdictions with various statutes of limitations. The 2004 through 2007 tax years remain subject to examination at June 30, 2008. The Company's consolidated Federal tax return and any significant state tax returns are not currently under examination..

(6) Employee Deferred Savings Plan

The Company has a deferred savings plan which qualifies under Section 401(k) of the Internal Revenue Code. Substantially all of the Company's employees are covered by the plan. The Company makes matching contributions of 50% of each employee's contribution with the employer's contribution not to exceed 4% of the employee's compensation. The Company's contributions to the plan were $2,149,000, $1,598,000, and $1,431,000 for the years ended June 30, 2008, 2007, and 2006, respectively.

(7) Collaborative Research Agreements

In June 2006, the Company entered into a $10.1 million research collaboration to apply its high-speed genomic sequencing capability and bioinformatics expertise to deliver molecular genetic information to the collaborator. Revenue related to this collaboration is recognized when completed information is delivered to the collaborator. Under this agreement the Company recognized research revenue of $0 and $7.0 million for the fiscal year ended June 30, 2008, and 2007, respectively.

In June 2005, the Company entered into a $10.1 million research collaboration to apply its high-speed genomic sequencing capability and bioinformatics expertise to deliver molecular genetic information to the collaborator. Revenue related to this collaboration is recognized when completed information is delivered to the collaborator. Under this agreement the Company recognized research revenue of $1.9 million and $7.1 million for the fiscal years ended June 30, 2007 and 2006, respectively.

In June 2004, the Company entered into a five-year, $14.2 million research agreement to utilize its expertise to characterize pathogen-host protein interactions. Revenue related to this collaboration is being recognized on a cost-to-cost basis. Under this agreement the Company recognized research revenue of $3.3 million, $2.4 million and $2.4 million for the fiscal years ended June 30, 2008, 2007, and 2006, respectively.

(8) Segment and Related Information

The Company's business units have been aggregated into three reportable segments: (i) research, (ii) molecular diagnostics, and (iii) drug development. The research segment is focused on the discovery of genes related to major common diseases. The molecular diagnostics segment provides testing to determine predisposition to common diseases. The drug development segment is focused on the development of therapeutic products for the treatment and prevention of major diseases.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (note 1). The Company evaluates segment performance based on loss from operations before interest income and expense and other income and expense.

	Research	Molecular diagnostics	Pharmaceutical development	Total
Year ended June 30, 2008:				
Revenues	6,774	$ 222,855	$ 104,000	$ 333,629
Depreciation and amortization	2,388	3,495	2,898	8,781
Segment operating income (loss)	(31,115)	95,238	(26,042)	38,081
Year ended June 30, 2007:				
Revenues	11,841	145,285	–	157,126
Depreciation and amortization	2,540	2,511	2,493	7,544
Segment operating income (loss)	(20,849)	59,978	(86,856)	(47,727)
Year ended June 30, 2006:				
Revenues	13,658	100,621	–	114,279
Depreciation and amortization	2,654	2,123	2,078	6,855
Segment operating income (loss)	(15,496)	34,969	(65,062)	(45,589)

	2008	2007	2006
Total operating income (loss) for reportable segments	$ 38,081	$ (47,727)	$ (45,589)
Unallocated amounts:			
Interest income	13,709	12,112	7,412
Other	(3,337)	653	(12)
Income tax provision	(608)	–	–
Net income (loss)	$ 47,845	$ (34,962)	$ (38,189)

The following table sets forth a comparison of balance sheet items by operating segment:

(In thousands)	June 30, 2008	June 30, 2007
Net equipment and leasehold improvements:		
Research	$ 6,959	$8,200
Molecular diagnostics	12,717	9,576
Drug development	10,350	7,112
Total	30,026	24,888
Total Assets:		
Research	10,435	14,150
Molecular diagnostics	54,604	42,142
Drug development	14,247	10,936
Total	$ 79,286	$ 67,228

The following table reconciles assets by operating segment to total assets:

(In thousands)	June 30, 2008	June 30, 2007
Total assets by segment	$ 79,286	$ 67,228
Cash, cash equivalents, and marketable investment securities (1)	420,056	308,312
Total	$ 499,342	$ 375,540

The Company's revenues were derived from the sale of molecular diagnostic products and research all performed in the United States and, in 2008, an upfront license fee payment of $100 million from one licensee. Additionally, all of the Company's long-lived assets are located in the United States. All of the Company's research segment revenue was generated from two, five, and eight collaborators in fiscal 2008, 2007, and 2006, respectively. No revenue from any collaborator was in excess of 10% of the Company's consolidated revenues for fiscal years 2008, 2007, and 2006, respectively.

(9) Stockholder Rights Plan

The Company has in place a Stockholder Rights Plan (the Plan). The Plan provides registered holders of the Company's common stock one preferred share purchase right for each outstanding share of the Company's common stock. Each right entitles the holder to purchase one one-hundredth of a share of a new series of junior participating preferred stock. The rights have certain anti-takeover effects and allow the Company's stockholders (other than the acquiror) to purchase common stock in the Company or in the acquiror at a substantial discount. Prior to the ten days following the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock, the Board of Directors may redeem the rights in whole, but not in part, at a price of $0.01 per right.

(10) Investment in Prolexys Pharmaceuticals, Inc.

In April 2001, the Company contributed technology to Prolexys Pharmaceuticals, Inc. (Prolexys), in exchange for a 49% ownership interest and investors contributed a combined $82 million in cash in exchange for the remaining 51% ownership in Prolexys. As of June 30, 2008, the Company's ownership percentage in Prolexys is 23.39%.

The Company accounts for its investment in Prolexys using the equity method. Because the Company's initial investment in Prolexys consisted of technology with a carrying value of $0 on the Company's consolidated financial statements, and given the uncertainty of the realizability of the difference between the $82 million carrying amount and the Company's proportionate share of the net assets of Prolexys, the Company's initial investment in Prolexys was recorded as $0. The Company allocated $41 million of this difference to technology which is being reduced as the related technology amortization expenses, including in-process

Summarized balance sheet information as of June 30, 2008 and 2007 for Prolexys is as follows (in thousands):

	2008	2007
	(Unaudited)	
Current assets	$ 2,785	$ 4,834
Noncurrent assets	1,232	2,254
Current liabilities	761	1,150
Noncurrent liabilities	171	-
Stockholders' equity	3,085	5,938

Summarized statement of operations information for Prolexys for the years ended June 30, 2008, 2007, and 2006 is as follows (in thousands):

	2008	2007	2006
		(Unaudited)	
Total revenues	$ 138	$ 47	$ 1,253
Other operating costs and expenses	8,025	11,046	33,310
Net loss	(7,717)	(10,572)	(23,802)

research and development charges, are recorded at Prolexys. At June 30, 2008, the remaining technology basis difference is estimated to be $5.4 million. The original $41 million of unallocated basis difference is being accreted to income, offset by the Company's share of Prolexys' losses, over the period of expected benefit of 10 years. For the period from the original investment in Prolexys through June 30, 2008, the Company's portion of the Prolexys' net losses exceeded the accretion of the unallocated basis. Accordingly, the Company's investment in Prolexys is carried at $0.

(11) Public Offering of Common Stock

In February 2007, the Company received $105.3 million in net proceeds from an underwritten public offering of 3,000,000 shares of common stock pursuant to the Company's outstanding shelf registration on Form S-3 (Registration No. 333-123914). The Company has approximately $43.4 million of securities available for future sale under this shelf registration statement.

(12) Acquisition

On April 10, 2008, the Company acquired NaturNorth Technologies, LLC. The Company purchased NaturNorth to acquire key technology. The Company has accounted for the acquisition as a purchase of assets under the guidance of EITF 98-3 Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.

The preliminary aggregate purchase price was approximately $1,350,000, which represented cash consideration. The following table summarizes the allocation of the preliminary aggregate purchase price for NaturNorth Technologies, LLC and the estimated useful life for the acquired intangible asset (in thousands):

	2008
R&D Supplies	$ 452
Acquired Intangible:	
Existing Technology (two year estimated useful life)	250
Plant, property and equipment	648
Net Assets Acquired	$ 1,350

The NatureNorth tangible assets acquired by the Company were valued at their respective current fair value. The R&D supplies, consisting primarily of raw material inventory, was immediately expensed to research and development as it represented material to be used for in-process research and development projects and have no alternative uses. The acquired fixed assets had an estimated useful life of five years and the acquired intangible asset had an estimated useful life of two years.

(13) Commitments and Contingencies

The Company has entered into license agreements for exclusive rights to utilize certain intellectual property rights related to our drug candidates Azixa and Vivecon. Under these agreements we will pay milestone payments totaling up to $23 million. Payment of milestones is based on the occurrence of potential future events, including the initiation of certain human clinical trials, filing of a New Drug Application with the Food and Drug Administration, receipt of regulatory approval, and specific revenue targets.

Various legal claims have been filed against the Company that relate to the ordinary course of business and are currently pending resolution. In the opinion of management upon consultation with legal counsel, the ultimate resolution of these matters is not expected to have a material adverse effect on the financial position or future results of operations of the Company.

(14) Co-Marketing and Development Agreements

In May 2008, the Company entered into a collaboration agreement with Lundbeck granting certain marketing rights for the Company's therapeutic candidate Flurizan. Under the terms of the agreement Lundbeck paid the Company a $100 million, non-refundable fee, and agreed to pay future royalties, sales-based milestones, and share certain development costs.

Upon receipt of the up-front payment from Lundbeck in June, 2008 the Company also recorded a one-time sublicense fee of $20 million which represented the maximum amount that may be payable to a third party, which was recorded as research and development expense.

On June 30, 2008, based on results from the Company's U.S. phase III clinical trial, the Company announced its intention to discontinue all Flurizan development activities. Both the Company and Lundbeck concluded that Flurizan had no future economic value and that the Company had no continuing substantive obligations to Lundbeck. Based on this conclusion, the Company recognized the $100 million as pharmaceutical revenue in the accompanying consolidated statement of operations for the year ended June 30, 2008.

Due to the termination of Flurizan development the Company canceled certain agreements relating to clinical trials, drug manufacturing, and other activities. The Company estimated the cancelation costs that will be incurred under the respective contracts that will not provide economic benefit to the Company. The Company estimated and recorded approximately $3.0 million of research and development expense for the cancellation of these development agreements in the year ended June 30, 2008.

The Board of Directors and Stockholders – Myriad Genetics, Inc.

We have audited the accompanying consolidated balance sheets of Myriad Genetics, Inc. and subsidiaries as of June 30, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the two years then ended. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Myriad Genetics, Inc. and subsidiaries at June 30, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Myriad Genetics, Inc.'s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 25, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP
Salt Lake City, Utah
August 25, 2008

The Board of Directors and Stockholders – Myriad Genetics, Inc.

We have audited the accompanying consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows of Myriad Genetics, Inc. and subsidiaries for the year ended June 30, 2006. In connection with our audit of the consolidated financial statements, we have also audited the accompanying consolidated financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Myriad Genetics, Inc. and subsidiaries for the year ended June 30, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

KPMG LLP
Salt Lake City, Utah
September 6, 2006, except for Note 1(o),
as to which the date is August 26, 2008

Market For Registrant's Common Equity, Related Stockholder Matters And Issuer Purchases Of Equity Securities

Market Information

Our Common Stock began trading on the NASDAQ National Market on October 6, 1995 under the symbol "MYGN." Effective July 1, 2006, the NASDAQ National Market changed its name and split into two different tiers, the NASDAQ Global Market and the NASDAQ Global Select Market, and we were automatically transferred to the NASDAQ Global Select Market. The following table sets forth the high and low sales prices for our Common Stock, as reported by the NASDAQ Global Select market for the last two fiscal years:

		High	Low
Fiscal Year Ended June 30, 2008:	Fourth Quarter	$50.58	$39.93
	Third Quarter	$49.74	$34.35
	Second Quarter	$59.18	$44.25
	First Quarter	$52.92	$36.24
Fiscal Year Ended June 30, 2007:	Fourth Quarter	$40.30	$33.94
	Third Quarter	$37.43	$30.00
	Second Quarter	$31.87	$23.98
	First Quarter	$26.66	$21.72

Stockholders

As of August 20, 2008, there were approximately 143 stockholders of record of our Common Stock and, according to our estimates, approximately 23,580 beneficial owners of our Common Stock.

Dividends

We have not paid dividends to our stockholders since our inception and we do not plan to pay cash dividends in the foreseeable future. We currently intend to retain earnings, if any, to finance our growth.

Performance Graph

The following graph compares the annual percentage change in our cumulative total stockholder return on our common stock during a period commencing on June 30, 2003 and ending on June 30, 2008 (as measured by dividing (A) the difference between our share price at the end and the beginning of the measurement period; by (B) our share price at the beginning of the measurement period) with the cumulative total return of The Nasdaq Stock Market, Inc. and the Nasdaq Health Services Stock Index during such period. We have not paid any dividends on our common stock, and we do not include dividends in the representation of our performance. The stock price performance on the graph at right is not necessarily indicative of future price performance.


Myriad Genetics, Inc.
Nasdaq Stock Index (U.S.)
Nasdaq Health Services Stocks
6/30/03
6/30/04
6/30/05
6/30/06
6/29/07
6/30/08

	6/30/2003	6/30/2004	6/30/2005	6/30/2006	6/29/2007	6/30/2008
Myriad Genetics, Inc.	$ 100.00	$ 110.60	$ 116.01	$ 187.18	$ 275.69	$ 337.44
Nasdaq Stock Index (U.S.)	$ 100.00	$ 126.04	$ 127.42	$ 135.48	$ 161.50	$ 141.26
Nasdaq Health Services Stocks	$ 100.00	$ 148.48	$ 187.64	$ 215 23	$ 252.39	$ 231.58

Information used on the graph was obtained from the CRSP Total Return Indexes, a source believed to be reliable, but we are not responsible for any errors or omissions in such information.

Corporate Information

Corporate Offices

320 Wakara Way
Salt Lake City, UT 84108
Phone: 801.584.3600

Legal Counsel

Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Independent Registered Public Accounting Firms

The financial statements of Myriad Genetics, Inc., as of and for the two years ended June 30, 2007 and 2008, included in this annual report were audited by Ernst & Young LLP, and the financial statements as of and for the year ended June 30, 2006 included in this annual report were audited by KPMG LLP.

Annual Meeting

The Annual Meeting of Shareholders will be held at the offices of Myriad Genetics, Inc., 320 Wakara Way, Salt Lake City, Utah on Thursday, November 13, 2008 at 9:00 a.m., MST.

Form 10-K

A printed copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by any shareholder without charge upon written request to:

Myriad Genetics, Inc.
Investor Relations
320 Wakara Way
Salt Lake City, UT 84108

Internet

The Company's Form 10-K can also be found on its website at www.myriad.com

Myriad Genetics, Inc.
320 Wakara Way
Salt Lake City, Utah 84108

+ www.myriad.com

END